February 5, 2016

Via EDGAR

Jennifer Gowetski

Special Counsel

U.S. Securities and Exchange Commission

Office of Real Estate and Commodities

Washington, D.C.

Re: QMC Systems, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 13, 2015

File No. 333-206157

Dear Ms. Gowetski:

On behalf of QMC Systems, Inc. (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

General

1.	We have considered your response to comment 2 in our letter dated September 2, 2015. Please tell us how your plan to engage in the business of providing “general contracting services” and “renovations and upgrades to selling homeowners” is consistent with your stated business objectives set forth in the prospectus.

Response:

The Registrant here revises its response to previous comment 2 to remove the inaccuracies contained therein. The revised comment follows:

“The Company is not a blank check company as defined by Rule 419 of Regulation C under the Securities Act of 1933, as amended, (the “Act”).

Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”  In this case, the Company has a specific plan and purpose which does not include plans to merge with an unidentified company or companies.   The Company’s business purpose and specific plan is to engage in the business of offering financial planning, education, and consulting services to Asian investors.

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced .....”  If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.  Please note that Securities Act Release No. 6932 does not require that the company have adequate capital to fund its operations.

Because we have a specific business plan for our operation as shown in the “plan of operation section” the Company is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, the registration statement need not comply with the requirements of Rule 419.

The Company has a very specific business purpose and a bona fide plan of operations which involves providing educational and consulting services to foreign investors seeking to make investments in the U.S. real estate market. These matters are described in the section of the Prospectus entitled “Business Overview” as well as in the MD&A and the “Plan Of Operation” section. Limited resources do not change the fact that the Company has a specific business plan that it is attempting to implement. The Company also must and has disclosed its risks and limitations to potential investors. However, those risks and limitations do not mean that a business plan does not exist nor that efforts are not underway to implement the plan. The Company is an early development stage company and not a 419 company.

It is also reasonably common for development stage companies to have limited assets and resources as well as having a going concern explanatory paragraph in the report of its auditor. The Company believes that being a public company may increase its image and credibility in the marketplace and provide possible sources of funding. It has not done any formal studies to determine the likelihood of these things happening.

Lastly, although the Company does not generate revenue yet, its president and CEO has undertaken several significant steps towards making the company operational. These steps include preparing educational and marketing material, forging relationships and alliances with investment advisers, and engaging potential clients.

In light of the above facts, the Company, because of its specific business plan, is not a blank check company but is an early stage development company. Per Staff’s request, the Cover Page of the prospectus has been updated to state that the Company is not a “blank check company” and has no intention to engage in a business combination.”

Dilution, page 21

2.	It appears that your calculation of post offering net tangible book value per share does not include the number of shares after offering held by public investors. Please revise your calculation to properly calculate the post offering net tangible book value per share amounts and the related disclosures.

Response:

The Registrant has revised its disclosure to include the number of shares after offering held by public investors.

3.	We note your response to comment 11 of our letter. Please tell us how you determined it was appropriate to present the post offering net tangible book value amounts before deduction of offering expenses. Please revise or advise.

Response:

The Registrant has revised its disclosure such that its offering expenses are deducted prior to the calculation of net tangible book value.

Business Operations, page 24

4.	You state that the base service will allow access to your CEO’s personal investment network. Please revise to describe your CEO’s personal investment network and how clients will be able to access this network. In addition, please describe the services that clients paying the higher fee amount are expected to receive, based on “higher level of access and specialized service” from your CEO.

Response:

The Registrant has revised its disclosure to include the following text: “We will offer our base service to clients as requiring a one-year contract, a nominal set up fee of $250, and a $35 monthly fee. This service will allow clients to access to our President and CEO’s personal investment that she has amassed over her many years in the industry, as well as provide access to various educational materials that will be created by our CEO. The personal investment network will be built out such that our clients will be able to access it at any time (likely through an online portal). These materials will assist clients in learning about the U.S. real estate market and the basics of investing in U.S. companies. We plan to charge an additional $1,000 per month for clients who prefer a higher level of access and specialized service from our CEO. The main difference between the two tiers of our services can best be described as “passive” vs. “active” training. The higher tier will involve hands-on training from our CEO whereas the lower tier will allow clients access to our investment network and educational material, but will be more self-directed. ”

Target Markets and Marketing Strategy, page 25

5.	We note your response to comment 14 in our letter dated September 2, 2105. We continue to believe that you should revise to specifically describe the services you plan to provide. Please revise accordingly.

Response:

The Registrant has revised its disclosure to further describe the services it plans to offer. The following text has been added: “We plan to offer them a comprehensive array of educational services that will educate them about the current climate of potential non-traditional investments (e.g. small business; real estate) and put them in touch with trusted parties that can help them with those investments (accounts, real estate brokers). These services will mainly consist of exclusive access to a large online portal of investors as well as an array of educational material that will introduce and familiarize clients with the US investment market.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 30

6.	We note your revisions in this section. Please revise here or in the Business section to more fully discuss “previous clients and seminars.”

Response:

The Registrant has revised this disclosure to more fully describe her previous clients.

Risks Related to the Market for our Stock

Our Chief Executive Officer and Director owns a significant percentage…, page 17

7.	We note your response to comment 21 of our letter and your revisions to your filing that anticipated costs over the next twelve months to be a reporting public company is approximately $45,000. Please reconcile this amount with your disclosure on page 13 where you state that costs associated with SEC requirements associated with going and staying public are estimated to be approximately $25,000 in connection with this registration statement and thereafter $25,000 annually.

Response:

The Registrant has revised its disclosure to consistently reflect its anticipated costs of staying public.

Use of Proceeds, page 19

8.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response:

The Registrant has updated its financial statements accordingly.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

9.	We note from your response to comment 24 of our letter and your revised disclosure that your revenue recognition policy is in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Policy (“ASP”). Please revise your disclosure to clarify that the guidance is in accordance with the FASB Accounting Standards Codification (“ASC”) when referencing the accounting standards issued by the FASB.

Response:

The Registrant has revised its disclosure. The following text has been added:

“Revenue is derived from fees charged for our education and consulting services. Revenue will be recognized  when earned, as reasonably determinable in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 606-10-25, “Revenue from Contracts with Customers.”

The following are the conditions that must be met in order to recognize revenue in accordance with ASC: (i) the parties have approved a contract (presumably via executed final contract); (ii) the contract clearly defines both the consideration that is to be paid as well as the services that are to be rendered; (iii) the buyer has a reasonable expectation to pay; and (iv) the services promised in the contract have been transferred to the buyer. ”

10.	We note your response to comment 24 of our letter. We further note your revised disclosure that your revenue is derived from fees charged for education and consulting services. In light of your change of the nature of your revenue, please tell us how you determined that ASC 605-15-25 is applicable. To the extent that you believe ASC 605- 15-25 is applicable, please tell us how you determined that you meet the criteria in paragraph 1f of ASC 605-15-25 and how you determined that the amount of future returns can be reasonably estimated. Within your response, please clarify for us the nature of the right of return of your education and consulting services. To the extent that you do not believe ASC 605-15-25 is applicable, please revise.

Response:

The Registrant has revised its disclosure to remove reference to ASC 605-15-25 and has updated its revenue recognition policy to consider ASC 606-10-25.

Exhibit 23.1

11.	Prior to requesting effectiveness, please include an updated consent from your independent registered accounting firm for use of its audit report. Please refer to Item 601(b)(23)(i) of Regulation S-K.

Response:

The Registrant’s auditor has here provided an updated consent.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

QMC Systems, Inc.